PHOSCAN CHEMICAL CORP.
360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2007 NOV 20 P 4:35
[redacted]

07028158

SUPPL

November 14, 2007

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. 20549

Attention: Filings/Listings

Dear Sirs:

082-03938

Re: Exemption # ~~82-4009~~ - Special Meeting of Shareholders

Please find enclosed a confirmation of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of a Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

PHOSCAN CHEMICAL CORP.

Per: Shaun A. Drake

SAD/wl
Encl.

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

11/21

EQUITY
TRANSFER & TRUST COMPANY

Clarisse Caines
Account Manager, Client Services
Telephone: 416.361.0930 ext.235
ckarangwa@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 13, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: PHOSCAN CHEMICAL CORP.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to *Special* Meeting of Shareholders for Phoscan Chemical Corp.

1.	ISIN: CUSIP:	CA71921E1060 71921E106
2.	Date Fixed for the Meeting:	January 7, 2008
3.	Record Date for Notice:	December 7, 2007
4.	Record Date For Voting:	December 7, 2007
5.	Beneficial Ownership Determination Date:	December 7, 2007
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

C. Caines

END